SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that Eletrobras received on April 7, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 151/2016/CVM/SEP/GEA-1, requesting clarification about news disclosed by the electronic media” Infomoney” under the title "Andrade Gutierrez is the last piece to Eletrobras calculate losses for corruption", as transcribed by the end of this Market Announcement.

In response to the Official Letter in question, the Company clarifies its shareholders and the market in general the following:

1. As per Market Announcements previously disclosed, the investigation works conducted by Hogan Lovells are ongoing. Hogan Lovells was hired to evaluate the possible existence of irregularities that violate the US Foreign Corrupt Practices Act Act 1977, the Brazilian anti-corruption Law No. 12,846/2013 and the Code of Ethics of Eletrobras Companies, on projects in which Eletrobras Companies participate in corporate form or minority , through special purpose entities;

2- As soon as the investigation conducted by Hogan Lovells evolve and if lead to findings and produce enough information and data to the Company evaluate, in accordance with the laws of Brazil and the United States, the possible occurrence of impacts on the Financial Statements, will be given to these facts the appropriate legal and regulatory treatment.

3. The period granted by the New York Stock Exchange ("NYSE") for filing of the Form 20-F for the year 2014 is up to May 18, 2016 and the Company is working to meet the necessary conditions for that filing.

4. Finally, the Company informs that it is following all the news that has been disclosed.

Rio de Janeiro April 08, 2016.

Armando Casado de Araujo

CFO and Investor Relartion Officer

MARKET ANNOUNCEMENT

free translation of Official Letter CVM 151/2016/CVM/SEP/GEA-1

“Subject: Request clarification about news.

1. We refer to the news published on April 05, 2016 in the electronic media Infomoney under the title, "Andrade Gutierrez is the last piece to Eletrobras calculates losses for corruption", which contained the following statements:

Plea bargaining indicate that construction companies agree to pay fees equivalent to 1% of R$ 15 billion relating to the Belo Monte project, which then would have been sent to the PT and the PMDB in the form of official contributions.

One year after Petrobras (PETR3, PETR4) perform accounting loss of US$ 2.1 billion due to the scandal of Lava Jato, another state-owned company is closer to disclose the total damage caused by corruption.

The team of lawyers and experts hired by Eletrobras (ELET3; ELET6) has completed most of its investigation to calculate the size of the losses with possible acts of corruption committed by some construction companies that the company hired, according to a person familiar with the matter who asked anonymity because he is not authorized to speak publicly. Before finishing the report the team still expects a final piece of the puzzle: the plea bargaining made last month by executives of the Andrade Gutierrez, construction company responsible for important projects such as the Belo Monte hydroelectric plant in the Amazon and the Angra nuclear power plant in Rio de Janeiro, said the person.

These testimonies should be made public in the coming weeks, so the Supreme Court approved the plea bargaining sent by prosecutors this week, said another person with direct knowledge of the process. The executives, who admitted paying bribes to get profitable contracts with Petrobras, signed plea bargaining agreements awarded to testify about bribes payments on other projects, including the Eletrobras, said two people. The press office of Andrade Gutierrez declined to comment.

[...]

MARKET ANNOUNCEMENT

Last month, about ten executives of Andrade testified for five days and at least two of them described an illegal scheme of bribes in energy projects like Belo Monte, which is controlled by a unit of Eletrobras, said one of the people. According to testimony, the construction companies agreed to pay bribes equivalent to 1 percent of the project of R$ 15 billion (US$ 4.2 billion), which then would have been sent to the PT and the PMDB in the form of official donations, the people said . The PT and the PMDB repeatedly denied any irregularity.

The legal team of Eletrobras, led by the British American law firm Hogan Lovells and the Brazilian office WFaria Lawyers, is racing against the clock to fix a value for corruption. The US Securities and Exchange Commission (SEC, its acronym in English) has set a deadline until May 18 for the delivery of the annual financial report of 2014 of Eletrobras, quite late. The energy company delayed the delivery on three occasions since April 2015 after its auditor, KPMG, refused to sign the full report unless the writedowns related to corruption were included, said one of the people.

Although Eletrobras has the objective to meet the deadline of May 18, any new claim of the Andrade Gutierrez executive could force the company to ask for more time to further investigate the matter, said one of the sources. "

2. In view of the above, we determined that you clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons not understood it is a relevant fact, as well as comment other information deemed important on the subject.

3. This information must take place through the Empresa.NET System, category: Notice to the Market, type: Clarifications queries CVM / BOVESPA, subject: News disclosed in the media, which should include a transcript of this craft.

4. We warn that the Superintendence of Corporate Relations, in exercise of its legal duties and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, will apply punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for noncompliance with the requirement contained in this letter, within one (1) business day from the date of knowledge of the content of this Oficial Letter sent by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.